SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

News Release January 30, 2003

Stora Enso’s Board proposals to the Annual General Meeting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board has in its meeting today decided to propose the following to the Annual General Meeting to be held in Helsinki on Thursday 20 March 2003.

Matters to be resolved by the AGM pursuant to Article 14 of the Articles of Association of the Company.

A proposal by the Board of Directors to reduce the registered share capital of the Company through the cancellation of shares in the Company held by the same.

The share capital will be reduced by not more than EUR 75 820 000 through the cancellation of not more than 9 100 000 Series A shares held by the Company and not more than 35 500 000 Series R shares held by the Company. The shares proposed to be cancelled have been repurchased by the Company on the basis of its established programme for the repurchase of its own shares. The exact number of the shares of each series to be cancelled will be determined by the AGM.

A proposal by the Board of Directors to authorise the Board of Directors to repurchase shares in the Company as follows:

The Board of Directors would be authorised to use the distributable equity of the Company to repurchase shares in the Company provided that the number of Series A shares and Series R shares to be repurchased shall be proportionate to the total number of issued and existing Series A and Series R shares. Further, the number of repurchased Series A shares shall not be more than five (5) per cent of the total number of Series A shares in the Company at the time of the AGM and the total number of repurchased Series R shares not more than five (5) per cent of the total number of Series R shares in the Company at the time of the AGM. Finally, shares in the Company will not be repurchased by the same if the repurchase would lead to the total accounting par value of the shares in the Company held by the same or its subsidiaries, or of the voting power of such shares after the repurchase, exceeding five (5) per cent of the share capital of the Company or the total voting power of all shares issued by the Company and existing at the time. On the basis of the registered share capital of the Company and the number of shares issued by the same on 30 January 2003, the authorisation would entitle the Company to repurchase approximately 9 100 000 Series A and approximately 35 800 000 Series R shares. The exact maximum number of the shares of each series that can be repurchased on the basis of the authorisation will be determined by the AGM.

Shares cannot be repurchased by the Company other than in public trading and at the price prevailing at the time of the repurchase in such public trading. Shares can be repurchased for the purpose of developing the capital structure of the Company, to be used in the financing of corporate acquisitions and other transactions or for the purpose of being sold or otherwise transferred or cancelled. The cancellation of shares requires a separate resolution by a Shareholders’ Meeting to reduce the share capital of the Company. The Board of Directors shall be authorised to decide on other terms and conditions relating to the repurchase of its own shares. The authorisation shall be valid up to and including 19 March 2004.

A proposal by the Board of Directors to authorise the Board of Directors to dispose of shares in the Company held by the same as follows:

The Board of Directors would be authorised to dispose of Series A and Series R shares in the Company held by the same up to a maximum number of shares corresponding to the maximum numbers set forth above with respect to the authorisation to repurchase the Company’s own shares.

It is proposed that the Board of Directors shall be authorised to decide to whom and in which manner the shares in the Company shall be disposed of. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements and can also be sold in public trading.

The Board of Directors shall be authorised to decide on the sales price or other consideration for the shares as well as on the basis for the determination of such consideration and the shares can be disposed of for other consideration than cash. The Board of Directors shall be authorised to decide on all other terms and conditions of the disposal. The authorisation shall be valid up to and including 19 March 2004.

A proposal by the Board of Directors to amend the Articles of Association

The Board of Directors proposes that Articles 9, 11 and 15 of the Articles of Association will be amended as follows:

•	The period during which the shareholders must notify the Company of their intention to attend the Shareholders’ Meeting cannot be decided to end earlier than 10 days prior to the meeting.
•	The summons to the Shareholders’ Meeting must be issued no later than 17 days prior to the meeting.
•	The request for conversion of series A share to series R share by the shareholder who owns series A shares can be made at any time.

Auditors

Shareholders representing more than 50 per cent of the votes in the Company have confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company until the end of the following AGM.

Dividend

The Board of Directors has decided to propose to the AGM the distribution by the Company of a dividend for the year 2002 in an amount of EUR 0.45 per share. The Board of Directors has determined that the dividend record date is 25 March 2003. The Board of Directors proposes to the AGM that the dividend payment is effected by the Company on 4 April 2003.

For more information, please contact:
Jyrki Kurkinen, General Counsel, tel. +358 2046 21217
Johan Feldreich, Deputy General Counsel, tel. +46 23 782 132
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

www.storaenso.com
www.storaenso.com/investors

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: January 31, 2003